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                            EXHIBIT 11

               THE ARA GROUP, INC. AND SUBSIDIARIES
         COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE
                           (Unaudited)
              (In thousands, except per share data)


                                              Three Months Ended
                                           -------------------------
                                           December 31,   January 1,
                                              1993          1993
                                           ------------   ----------
Earnings:

Net Income                                   $16,408       $11,895

Preferred stock dividends                       (511)         -
                                             -------       -------
Earnings applicable to common stock          $15,897       $11,895
                                             =======       =======

Shares:

Weighted average number of common
   shares outstanding (2)                     45,758        44,851

Impact of potential exercise opportunities
   under the ARA Ownership Plan                3,828         5,687
                                             -------       -------
     Total common and common
      equivalent shares                       49,586        50,538
                                             =======       =======

Fully diluted earnings per common share (1)     $.32          $.24
                                                ====          ====


(1) Primary and fully diluted earnings per share are approximately the same.

(2) Includes Class B plus Class A Common Shares stated on a Class B Common Share Equivalent Basis.

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